UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Woodmark Corporation
Investment Savings Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Assets Available for Benefits – December 31, 2014 and 2013	2

Statements of Changes in Assets Available for Benefits – Years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) – December 31, 2014	11

Signatures	12

Report of Independent Registered Public Accounting Firm
The Pension Committee of the
American Woodmark Corporation Investment Savings Stock Ownership Plan:
We have audited the accompanying statements of assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2014 and 2013, and changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Richmond, Virginia
June 24, 2015

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
ASSETS
Investments at fair value:
Money market fund	$76,439	$6,375
Collective fund	1,921,436	1,853,276
Mutual funds	63,412,313	55,648,167
American Woodmark Corporation Stock Fund:
Money market fund	611,914	502,201
Common stock – American Woodmark Corporation	31,984,441	29,726,362
Total investments, at fair value	98,006,543	87,736,381

Receivables:
Employer’s contributions	570,046	454,661
Participants’ contributions	74,096	82,108
Notes receivable from participants	3,060,629	2,278,892
Total receivables	3,704,771	2,815,661

Total assets available for benefits	$101,711,314	$90,552,042

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Changes in Assets Available for Benefits
Years ended December 31, 2014 and 2013

	2014	2013
ADDITIONS TO ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments	$4,023,765	$15,925,125
Interest and dividends	1,402,333	1,122,051
Interest on notes receivable from participants	128,782	113,506
Total investment income	5,554,880	17,160,682

CONTRIBUTIONS
Participants’ contributions	6,861,435	4,981,494
Rollovers	202,028	506,156
Employer’s contributions	5,663,022	3,439,475
Total contributions	12,726,485	8,927,125

DEDUCTIONS FROM ASSETS ATTRIBUTED TO
Benefits paid to participants	(6,937,196)	(4,972,659)
Administrative expenses	(184,897)	(144,577)
Total deductions	(7,122,093)	(5,117,236)

Net increase in assets available for benefits	11,159,272	20,970,571

Assets available for benefits at beginning of year	90,552,042	69,581,471

Assets available for benefits at end of year	$101,711,314	$90,552,042

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of the Plan
The following description of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Copies of this document are available from the American Woodmark Corporation Treasury Department.

(a)	General
The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (the Corporation) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and have been employed by the Corporation for at least six consecutive months. Employees hired after December 31, 2012 who are eligible participants are automatically enrolled on the first day following the completion of five consecutive months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The trustee of the Plan is Wilmington Trust. Effective April 1, 2015 Verisight Trust Company will be the trustee of the Plan.
(b)    Contributions
The Plan allows participants to contribute up to 100% of their annual compensation excluding extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $17,500 for years ended December 31, 2014 and December 31, 2013. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch‑up contribution up to the limit imposed by law. The catch‑up limit for 2014 and 2013 was $5,500. Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the applicable Vanguard Target Retirement fund.
The Corporation makes matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% of the participant’s annual compensation. All matching contributions by the Corporation are made in the Corporation’s common stock. Effective May 1, 2015 matching contributions will be made in cash by the Corporation.
The Corporation also makes profit sharing contributions to each participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $0 in total but is less than or equal to $20 million, 4% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $20 million but is less than or equal to $30 million, and 5% of the Corporation’s net income for fiscal years in which the Corporation’s net income exceeds $30 million, divided by the number of eligible employees. These contributions may be made in the form of the Corporation’s common stock or cash. Profit sharing contributions made in 2014 and 2013 were $818,417 and $292,755, respectively. Additional incentive contributions may be made at the option of the Corporation’s board of directors, however none were made in 2014 or 2013.
(c)    Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s profit sharing and incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Corporation contributions or pay administrative expenses of the Plan. At December 31, 2014 and 2013, the balance of forfeited nonvested accounts was $807 and $462, respectively. In 2014 and 2013, employer contributions were reduced by $13,962 and $103,205, respectively, from forfeited nonvested accounts.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2014 and 2013

(d)    Vesting
Participants are immediately vested in their contributions and the Corporation’s contributions plus actual earnings thereon. For contributions prior to January 1, 2013 participants vested at 25% per year in the portion of their account representing the Corporation’s matching contributions plus actual earnings thereon beginning at the conclusion of their second year of service. A participant is 100% vested after five years of service. Each participant will always have a fully vested interest in their prior plan account and any rollover accounts.
(e)    Loans
Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.
(f)    Payment of Benefits
Upon termination of service a participant may receive a lump‑sum amount equal to the vested balance of their account or leave the vested balance in the Plan up to the Plan year in which the participant reaches age 65.
(g)    Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan, participants would become fully vested in their account balances.
(h)    Investment Options
Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan. The Plan provides that the Corporation’s matching and profit sharing contributions are automatically invested in the Corporation’s common stock which is held by the American Woodmark Corporation Stock Fund (the Stock Fund). Effective May 1, 2015 the Corporation’s matching contributions will be invested in the employee’s current investment elections. The Plan allows participants to diversify their matching and profit sharing contributions out of the Stock Fund.
(i)    Administrative Expenses
The Corporation pays for all recordkeeping services less any reimbursements to the Plan from the participating mutual funds, trustee and custodial fees for the Corporation’s common stock. All other expenses are paid by the Plan.

(2)	Summary of Significant Accounting Policies
(a)    Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
(b)    Investment Valuation and Income Recognition
Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the plan year. The fair value of the Corporation’s common stock within the Stock Fund is based on the closing price on the last business day of the Plan year. The collective funds are valued by applying each plan’s ownership percentage in the fund to the fund’s assets at fair value at the valuation date as a practical expedient

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2014 and 2013

of fair value. Money market fund balances are valued based on redemption values on the last business day of the Plan year.
The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and a money market fund.
In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.
The Plan’s investments, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of assets available for benefits.
(c)    Notes receivable from participants
Notes receivable from participants (loans) are carried at their unpaid principal plus accrued and unpaid interest.
(d)    Benefit Payments
Benefit payments are recorded upon distribution.
(e)    Use of Estimates
The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)	Fair Value Measurements
The Plan’s investments are carried at fair value using a three-level valuation hierarchy for fair value measurement. These levels are described below:
Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.
Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2014 and 2013

Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Money market fund	$76,439	$—	$—	$76,439
Collective fund	—	1,921,436	—	1,921,436
Mutual funds:
Intermediate Bond	1,367,374	—	—	1,367,374
Small Value	668,011	—	—	668,011
Small Growth	980,429	—	—	980,429
Large Value	573,377	—	—	573,377
Large Growth	911,100	—	—	911,100
International	1,084,126	—	—	1,084,126
Emerging Markets	406,470	—	—	406,470
Global Bond	326,890	—	—	326,890
LifeCycle	54,618,155	—	—	54,618,155
Specialty – REIT	510,368	—	—	510,368
Market CRSP	1,966,013	—	—	1,966,013
Total mutual funds	63,488,752	1,921,436	—	65,410,188
American Woodmark Corporation stock fund:
Money market fund	—	611,914	—	611,914
American Woodmark Corporation common stock	—	31,984,441	—	31,984,441
Total American Woodmark Corporation stock fund	—	32,596,355	—	32,596,355
Total investments at fair value	$63,488,752	$34,517,791	$—	$98,006,543

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2014 and 2013

	Fair Value Measurements as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Money market fund	$6,375	$—	$—	$6,375
Collective fund	—	1,853,276	—	1,853,276
Mutual funds:
Intermediate Bond	993,387	—	—	993,387
Small Value	708,848	—	—	708,848
Small Growth	739,187	—	—	739,187
Large Value	384,010	—	—	384,010
Large Growth	810,898	—	—	810,898
International	796,388	—	—	796,388
Emerging Markets	364,784	—	—	364,784
Global Bond	179,606	—	—	179,606
LifeCycle	49,205,152	—	—	49,205,152
Specialty – REIT	165,309	—	—	165,309
Market CRSP	1,300,598	—	—	1,300,598
Total mutual funds	55,648,167	—	—	55,648,167
American Woodmark Corporation stock fund:
Money market fund	—	502,201	—	502,201
American Woodmark Corporation common stock	—	29,726,362	—	29,726,362
Total American Woodmark Corporation stock fund	—	30,228,563	—	30,228,563
Total investments at fair value	$55,654,542	$32,081,839	$—	$87,736,381

There were no transfers between Level 1 or Level 2 during 2014 and 2013.

(4)	Investments
(*) Investments that represent 5% or more of fair value of the Plan’s assets are as follows:

	December 31,
	2014		2013
American Woodmark Corporation common stock	$31,984,441	*	$29,726,362	*
Vanguard Target Retirement 2025	11,596,695	*	10,518,875	*
Vanguard Target Retirement 2030	11,228,255	*	9,987,408	*
Vanguard Target Retirement 2020	9,675,251	*	8,586,740	*
Vanguard Target Retirement 2035	6,359,513	*	5,575,242	*
Vanguard Target Retirement 2015	4,477,632		5,294,332	*

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2014 and 2013

During the years ended December 31, 2014 and 2013, the Plan’s investments purchased, sold, as well as held during the year appreciated in fair value as follows:

	December 31,
	2014	2013
American Woodmark Corporation common stock	$1,393,685	$8,962,992
Mutual funds	2,630,080	6,962,133
	$4,023,765	$15,925,125

(5)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Assets available for benefits per the financial statements	$101,711,314	$90,552,042
Less amounts allocated to withdrawing participants	(209,830)	(344,377)
Assets available for benefits per the Form 5500	$101,501,484	$90,207,665

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013

Benefits paid to participant per the financial statements	$6,937,196	$4,972,659
Plus amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at end of the year	209,830	344,377
Less amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at beginning of the year	(344,377)	(384,359)
Benefits paid to participants per the Form 5500	$6,802,649	$4,932,677

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(6)	Related-Party Transactions
Certain plan assets are invested in common stock of the Corporation. Transactions involving these investments are considered to be party-in-interest transactions. During 2014 and 2013, the Plan received no dividends from the Corporation. Certain administrative services are provided by the Corporation without cost to the Plan; while all out-of-pocket administrative expenses are paid by the Plan.

(7)	Federal Income Taxes
The Plan adopted a prototype plan maintained by the Newport Group for which an opinion letter dated June 3, 2004 was received stating the prototype plan qualifies under the applicable provisions of the Internal Revenue Code (IRC). The

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2014 and 2013

Company has not requested a separate determination letter from the IRS, but rather is relying on the letter received by the Newport Group in accordance with Announcement 2001-77. The plan administrator believes the Plan is being operated in accordance with the prototype plan document and in compliance with the appropriate requirements of the Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax exempt.
U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to tax examinations for years prior to 2010.

AMERICAN WOODMARK CORPORATION
INVESTMENT STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares or units, Par or face amount, rate of interest	Current value
Cash:
M&T Investment Group	Non-Interest Bearing Cash	535,472	$535,472
		152,881 shares of money market fund, pays interest at 0.01%
*Wilmington Funds	Wilmington Prime Money Market	152,881	152,881
	Total		688,353

*Wilmington Collective Funds	Wilmington Trust Retirement and Institutional Services Company Collective Investment Trust	111,313	1,921,436

Mutual Funds:
Vanguard Funds	Vanguard Target Retirement 2060	9,291	262,016
Vanguard Funds	Vanguard REIT Index Fund Admiral Shares	4,445	510,368
Legg Mason Funds	Legg Mason Global Asset Management Trust	29,717	326,890
Vanguard Funds	Vanguard Target Retirement 2055	19,317	617,767
Vanguard Funds	Vanguard Target Retirement 2010	6,611	174,012
American Funds	EuroPacific Growth	4,898	230,626
Vanguard Funds	Vanguard Target Retire Income	3,432	44,312
Oppenheimer Funds	Oppenheimer Developing Markets	11,594	406,470
Blackrock Funds	Blackrock Equity Dividend	23,055	573,377
Pimco Funds	Pimco Total Return	54,068	576,365
Vanguard Funds	Vanguard Total Intl Stock Index Admiral	32,827	853,500
Vanguard Funds	Vanguard Total Bond Market Index Adm	72,770	791,009
Fidelity Funds	Fidelity Small Cap Value	35,288	668,011
Vanguard Funds	Vanguard Small Cap Growth	22,152	980,429
JP Morgan funds	JP Morgan Large Cap Growth	26,121	911,100
Vanguard Funds	Vanguard Total Stock Market Index Fund Admiral Shares	38,101	1,966,013
Vanguard Funds	Vanguard Target Retirement 2015	292,847	4,477,632
Vanguard Funds	Vanguard Target Retirement 2020	339,960	9,675,251
Vanguard Funds	Vanguard Target Retirement 2025	701,554	11,596,695
Vanguard Funds	Vanguard Target Retirement 2030	386,648	11,228,255
Vanguard Funds	Vanguard Target Retirement 2035	356,475	6,359,513
Vanguard Funds	Vanguard Target Retirement 2040	167,967	4,998,691
Vanguard Funds	Vanguard Target Retirement 2045	202,297	3,772,845
Vanguard Funds	Vanguard Target Retirement 2050	47,642	1,411,166
	Total	2,708,867	63,412,313

*American Woodmark Corporation	Common Stock	790,911	31,984,441

	Notes receivable from participants	Rate of interest 5.25%	3,060,629

	Total		$101,067,172

* Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Investment Savings Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Date: June 24, 2015	By: _/s/ Glenn E. Eanes___________________________
Glenn E. Eanes
Vice President and Treasurer
Chairman of Pension Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)